United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Jabil Circuit, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-14063	38-1886260
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10560 Dr. Martin Luther King, Jr. Street North St. Petersburg, Florida	33716
(Address of principal executive offices)	(Zip Code)

Beth Walters

Senior Vice President, Communications and Investor Relations

727-803-3349

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Overview

References in this report to “Jabil,” “we,” “our,” or “us” mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires.

Our Conflict Minerals Policy

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as full compliance with the requirements of the Conflict Minerals Rule. Furthermore, as a founding member of the Electronic Industry Citizenship Coalition, we embrace the industry coalition’s due diligence and reporting processes that seek to ensure supply chain transparency.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin. The Conflict Minerals Policy includes our expectations that our suppliers:

1.	Assist us in complying with the Conflict Minerals Rule, by declaring any components, parts and products that contain Conflict Minerals and further providing associated country of and other origin information.

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the Conflict Minerals in the components, parts and products that we purchase from them are “conflict free”.

3.	Source Conflict Minerals from ethically and socially responsible sources that do not directly or indirectly contribute to conflict, including sources that do not directly or indirectly benefit or finance armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries.

4.	Where possible, source Conflict Minerals from smelters and refiners that are validated as being conflict free.

5.	Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions. In addition, the Conflict Minerals Policy indicates that suppliers will continue to be required to comply with our complementary policies, including those relating to corruption, money-laundering and bribery.

Applicability of the Conflict Minerals Rule to Our Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, healthcare, industrial, instrumentation, medical, networking, packaging, peripherals, solar, storage and telecommunications industries. Based on net revenue, during the six months ended February 28, 2014, our largest customers currently include Apple, Inc., BlackBerry Limited, Cisco Systems, Inc., Ericsson, Hewlett-Packard Company, Ingenico S.A., International Business Machines Corporation, NetApp, Inc., Valeo and Zebra.

Our products that were in-scope for purposes of the Conflict Minerals Rule in 2013 consisted of (1) assemblies that we manufactured or contracted to manufacture, (2) stamped metal parts, (3) mechanical enclosures, (4) plastic extrusion components and injection molding parts and (5) industrial tooling and equipment. We are in most cases many levels removed from mines, smelters and refiners. In addition, many of the components and parts contained in our in-scope products are sourced directly by our customers. For these reasons, we have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. Furthermore, because of the depth, breadth and constant evolution of our supply chain and competitive factors affecting our supplier base, we often have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.

Reasonable Country of Origin Inquiry Information

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, our suppliers identified to us two processors of necessary Conflict Minerals in our supply chain of in-scope products that we determined or reasonably believed processed Conflict Minerals only from recycled or scrap sources for at least part of 2013. One of these sources processed tantalum and the other processed tin. Both were listed as compliant by the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program.

The in-scope products that contained Conflict Minerals that we determined or reasonably believed came from recycled or scrap sources also contained other Conflict Minerals for which we were not able to determine the origin. These other Conflict Minerals are, to the extent identified, described in the Conflict Minerals Report filed as an exhibit to this Form SD.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013). For a discussion of the due diligence measures that we performed in respect of 2013, see the Conflict Minerals Report filed as an exhibit to this Form SD.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available at the following Internet website: http://jbl.client.shareholder.com/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://jbl.client.shareholder.com/.

None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JABIL CIRCUIT, INC. (Registrant)

By: /s/ Forbes I. J. Alexander	June 2, 2014
Name: Forbes I.J. Alexander
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013